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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE 14D-1

                   TENDER OFFER STATEMENT PURSUANT TO SECTION
                14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                             ---------------------

                        DAIMLER-BENZ AKTIENGESELLSCHAFT
                           (Name of Subject Company)

                               DAIMLERCHRYSLER AG
                                    (Bidder)
                             ---------------------

                         ORDINARY SHARES, NO PAR VALUE
                                      and
                           AMERICAN DEPOSITARY SHARES
               EACH REPRESENTING ONE ORDINARY SHARE, NO PAR VALUE
                         (Title of Class of Securities)
                             ---------------------

                                  D16668 10 1
                        (CINS Number of Ordinary Shares)
                                      and
                                  233829 30 8
                  (CUSIP Number of American Depositary Shares)
                             ---------------------

                             MR. TIMOTHEUS R. POHL
                     DAIMLER-BENZ NORTH AMERICA CORPORATION
                                375 PARK AVENUE
                            NEW YORK, NEW YORK 10152
                                      USA
                                 (212) 909-9700

      (Name, Address and Telephone Number of Person Authorized to Receive
                Notices and Communications on Behalf of Bidder)
                             ---------------------

                                   COPIES TO:

              J. MICHAEL SCHELL, ESQ.                                DR. SIEGFRIED SCHWUNG
              MARGARET L. WOLFF, ESQ.                           DAIMLER-BENZ AKTIENGESELLSCHAFT
      SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP                          EPPLESTRASSE 225
                  919 THIRD AVENUE                                      70567 STUTTGART
              NEW YORK, NEW YORK 10022                                      GERMANY
                   (212) 735-3000                                       011-49-711-17-0

                           CALCULATION OF FILING FEE

                 TRANSACTION VALUATION(1)                                       AMOUNT OF FILING FEE
                      $4,895,062,386                                                 $979,012.48

(1) Estimated solely for the purpose of determining the registration fee pursuant to Rules 0-11(a)(4) and 0-11(d) on the sum of (i) the product of
    (a) $85.72 (the average of the high and low prices for the Daimler-Benz Ordinary Shares on the Frankfurt Stock Exchange on September 21, 1998 converted to dollars at the Noon Buying Rate of 1.6805 on such date) times
    (b) 45,754,661 (the number of Daimler-Benz Ordinary Shares held by U.S. Persons on August 15, 1998) plus (ii) the product of (a) $85.06 (the average of the high and low prices for Daimler-Benz American Depositary Shares on September 21, 1998 on the New York Stock Exchange Composite Tape) times (b) 11,438,665 (the number of Daimler-Benz American Depositary Shares outstanding on August 15, 1998).

(/X/) Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid: $13,192,621.15                Filing Party: DaimlerChrysler AG
Form or Registration No.: File No. 333-60767          Date Filed: August 6, 1998

    The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                        (Continued on following page(s))
                             (Page 1 of ____ Pages)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  CINS NO. D16668 10 1                     14D-1                     PAGE OF PAGES
  CUSIP NO. 233829 30 8


  1.       NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
           DAIMLERCHRYSLER AG    98-0190736

  2.                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) / /
                                                                                      (b) / /

  3.       SEC USE ONLY

  4.       SOURCE OF FUNDS
           OO

  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEM 2(e) or 2(f)                                               / /

  6.       CITIZENSHIP OR PLACE OF ORGANIZATION
           STUTTGART, FEDERAL REPUBLIC OF GERMANY

  7.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
           0.0%

  8.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7) EXCLUDES
           CERTAIN SHARES                                                            / /

  9.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)
           0.0%

  10.      TYPE OF REPORTING PERSON
           CO

    This Tender Offer Statement on Schedule 14D-1 (this "Statement") relates to the offer by DaimlerChrysler AG, a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany ("DaimlerChrysler AG"), (i) to exchange one Ordinary Share, no par value (a "DaimlerChrysler Ordinary Share"), of DaimlerChrysler AG for each outstanding Ordinary Share, no par value (a "Daimler-Benz Ordinary Share"), of Daimler-Benz Aktiengesellschaft, a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany ("Daimler-Benz"), and (ii) to exchange one DaimlerChrysler Ordinary Share for each outstanding American Depositary Share of Daimler-Benz, each representing one Daimler-Benz Ordinary Share (a "Daimler-Benz ADS"); PROVIDED that, if at least 90% of the then issued and outstanding Daimler-Benz Ordinary Shares, including Daimler-Benz Ordinary Shares represented by Daimler-Benz ADSs, are tendered, then each exchanging holder will receive 1.005 DaimlerChrysler Ordinary Shares (such ratio referred to in the foregoing clauses
(i) and (ii), as it may be so adjusted, being referred to herein as the "Daimler-Benz Exchange Offer Ratio"), upon the terms and subject to the conditions set forth in the Offering Circular-Prospectus, dated September 24, 1998 (the "Offering Circular-Prospectus"), of DaimlerChrysler AG and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Daimler-Benz Exchange Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively, and are incorporated herein by reference.

    The Daimler-Benz Exchange Offer is being made pursuant to the Business Combination Agreement, dated as of May 7, 1998 (as amended and restated, the "Combination Agreement"), among Daimler-Benz, Chrysler Corporation, a Delaware corporation ("Chrysler"), and DaimlerChrysler AG. The Combination Agreement provides that, among other things, immediately following consummation of the Daimler-Benz Exchange Offer, a newly formed Delaware corporation will be merged with and into Chrysler (the "Chrysler Merger"), and that as soon as possible following the consummation of the Chrysler Merger, the merger of Daimler-Benz with and into DaimlerChrysler AG (the "Daimler-Benz Merger" and, together with the Chrysler Merger, the "Mergers") will be consummated. As a result of the Daimler-Benz Merger, each outstanding Daimler-Benz Ordinary Share will be converted into the right to receive that number of DaimlerChrysler Ordinary Shares equal to the Daimler-Benz Exchange Offer Ratio. The Daimler-Benz Exchange Offer is one in a series of transactions described in the Offering Circular-Prospectus which together will have the effect of combining the respective businesses, stockholder groups, managements and other constituencies of Chrysler and Daimler-Benz in a "merger-of-equals" transaction. A copy of the Combination Agreement is attached hereto as Exhibit (c)(1) and is incorporated herein by reference.

ITEM 1. SECURITY AND SUBJECT COMPANY.

    (a) The name of the subject company is Daimler-Benz Aktiengesellschaft, a stock corporation (AKTIENGESELLSCHAFT) organized under the laws of the Federal Republic of Germany, which has its principal executive offices at Epplestrasse 225, 70567 Stuttgart, Germany.

    (b) The information set forth on the outside front cover page of the Offering Circular-Prospectus and under the captions "Summary--The Daimler-Benz Exchange Offer--Terms of the Daimler-Benz Exchange Offer" and "The Daimler-Benz Exchange Offer--General" in the Offering Circular-Prospectus, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

    (c) The information concerning the principal markets in which the Daimler-Benz Ordinary Shares and the Daimler-Benz ADSs are traded and certain high and low sales prices for the Daimler-Benz Ordinary Shares and the Daimler-Benz ADSs in such principal markets is set forth under the caption "Market Prices" of the Offering Circular-Prospectus and is incorporated herein by reference.

ITEM 2. IDENTITY AND BACKGROUND.

    (a)-(d) and (g) This Statement is being filed by DaimlerChrysler AG. The information concerning the name, state or other place of organization and principal business of DaimlerChrysler AG is set forth in

"Summary--The Companies" and is incorporated herein by reference. The principle executive offices of DaimlerChrysler AG are located at Epplestrasse 225, 70567 Stuttgart, Germany. The information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and directors of DaimlerChrysler AG is set forth in Schedule I attached hereto. Sal. Oppenheim jr. & Cie. KGaA, a limited partnership organized under the laws of the Federal Republic of Germany ("Oppenheim"), is the sole stockholder of DaimlerChrysler AG. The principle business address of Oppenheim is Untersachsenhausen 4, 50667 Cologne, Germany. The information concerning the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment or occupation is conducted, material occupations, positions, offices or employments during the last five years and citizenship of each of the executive officers and general partners of Oppenheim is set forth in Schedule I attached hereto.

    (e) and (f) During the last five years, none of DaimlerChrysler AG nor, to the best knowledge of DaimlerChrysler AG, any of the persons listed in Schedule I attached hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

ITEM 3. PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

    (a) and (b) The information set forth under the captions "Summary--The Transactions," "The Transactions--Background of the Transactions," "The Transactions--Recommendations of the Daimler-Benz Management Board and Reasons for those Recommendations," "The Transactions--Composition of DaimlerChrysler Management Board and Integration Committee," and "The Combination Agreement" in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 4. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    (a) The information set forth on the outside front cover page of the Offering Circular-Prospectus and under the captions "Summary--The Daimler-Benz Exchange Offer--Daimler-Benz Exchange Offer Ratio," "The Daimler-Benz Exchange Offer" and "The Combination Agreement" in the Offering Circular-Prospectus is incorporated herein by reference.

    (b)-(c) Not applicable.

ITEM 5. PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

    (a)-(e) The information set forth in the outside front cover page of the Offering Circular-Prospectus and under the captions "Summary--The Daimler-Benz Exchange Offer," "Summary--The Transactions," "The Daimler-Benz Exchange Offer--General," "Dividends," "The Transactions--Background of the Transactions," "The Transactions--Composition of the DaimlerChrysler Management Board and Integration Committee" and "The Combination Agreement" in the Offering Circular-Prospectus is incorporated herein by reference.

    (f)-(g) The information set forth in the outside front cover page of the Offering Circular-Prospectus and under the captions "Risk Factors--Effect of Delay of Daimler-Benz Merger," "Market Prices," "The Transactions--Stock Exchange Listings" and "The Daimler-Benz Exchange Offer--Amendment and Termination of the Deposit Agreement" in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) Johannes Josef Maret, who is an executive officer and director of DaimlerChrysler AG and an executive officer and General Partner of Oppenheim, currently owns 385 Daimler-Benz Ordinary Shares, which represents less than 1% of such class of securities. Dieter Pfundt, who is a General Partner of Oppenheim, currently owns warrants to acquire up to approximately 1,000 Daimler-Benz Ordinary Shares, which represents less than 1% of such class of securities.

    (b) None.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT
     COMPANY'S SECURITIES.

    The information set forth in the outside front cover of the Offering Circular-Prospectus and under the captions "Summary--The Transactions," "The Transactions--Background of the Transactions" and "The Combination Agreement" in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 8. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

    The information set forth in the outside back cover page of the Offering Circular-Prospectus and under the captions "The Daimler-Benz Exchange Offer--Fees and Expenses" and "The Transactions-- Opinion of Financial Advisor of Daimler-Benz" in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

    The information set forth under the captions "Summary--The Companies--DaimlerChrysler AG," "Selected Historical and Pro Forma Combined Financial Data--Selected Pro Forma Combined Financial Data," "Unaudited Comparative Per Share Data" and "Unaudited Pro Forma Combined Financial Information" in the Offering Circular-Prospectus is incorporated herein by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (a) None.

    (b)-(c) The information set forth under the captions "Summary--The Transactions--Government and Regulatory Matters," "The Transactions--Regulatory Approvals," "The Daimler-Benz Exchange Offer-- Certain Conditions of the Daimler-Benz Exchange Offer" and "The Daimler-Benz Exchange Offer-- Miscellaneous" in the Offering Circular-Prospectus is incorporated herein by reference.

    (d) Not applicable.

    (e) The information set forth under the caption "The Transactions--Certain Litigation" in the Offering Circular-Prospectus is incorporated herein by reference.

    (f) The information set forth in the Offering Circular-Prospectus, the Letter of Transmittal and the Combination Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and (c)(1), respectively, is incorporated herein by reference.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)     Offering Circular-Prospectus, dated September 24, 1998.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and
           Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9.

(a)(7)     Certificate of Foreign Status on Form W-8.

(a)(8)     Summary Advertisement as published in THE WALL STREET JOURNAL on September 24,
           1998.

(a)(9)     Opinion of Goldman, Sachs & Co. oHG (included as Annex C to the Offering
           Circular-- Prospectus).

(b)        Not applicable.

(c)(1)     Amended and Restated Business Combination Agreement, dated as of May 7, 1998, among Daimler-Benz, Chrysler and DaimlerChrysler AG (included as Annex A to the
           Offering Circular--Prospectus).

(d)(1)     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters
           (incorporated herein by reference to Exhibit 8.1 to DaimlerChrysler AG's
           Registration Statement on Form F-4 (Registration No. 333-60767)).

(e)(1)     See exhibit (a)(1) above.

(f)        Not applicable.

                                   SIGNATURE

    After due inquiry and to the best of its knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                          DAIMLERCHRYSLER AG
                                          By: /s/ DR. THOMAS SONNENBERG
  ------------------------------------------------------------------------------

                                          Dr. Thomas Sonnenberg
                                             Member of the Management Board

Dated: September 24, 1998

                                   SCHEDULE I

INFORMATION REGARDING THE EXECUT IVE OFFICERS AND DIRECTORS OF DAIMLERCHRYSLER
  AG

    Set forth below is certain information regarding the executive officers and directors of DaimlerChrysler AG. Each of the individuals listed below is a citizen of the Federal Republic of Germany and, unless otherwise indicated, the business address of each of the individuals listed below is Unter Sachsenhausen 4, 50667 Cologne, Germany.

Members of the DaimlerChrysler AG Board of Management (VORSTAND)

    JOHANNES JOSEF MARET has been a member of the Board of Management of DaimlerChrysler AG since May 1998. Mr. Maret has been a General Partner of Sal. Oppenheim jr. & Cie. KGaA since 1996, specializing in bank services and risk management. From 1993 through November 1996, Mr. Maret was a Country Managing Partner of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, an accounting and consulting company, in Cologne, Germany.

    DR. THOMAS SONNENBERG has been a member of the Board of Management of DaimlerChrysler AG since May 1998. Dr. Sonnenberg has been the Legal Counsel of Sal. Oppenheim jr. & Cie. KGaA since April 1992.

Member of the DaimlerChrysler AG Supervisory Board (AUFSICHTSRAT)

    MATTHIAS GRAF VON KROCKOW has been the Chairman of the Supervisory Board of DaimlerChrysler AG since May 1998. Mr. von Krockow has been a General Partner of Sal. Oppenheim jr. & Cie. KGaA since 1986, specializing in private banking.

    HANS-DETLEF BOSEL has been the Vice-Chairman of the Supervisory Board of DaimlerChrysler AG since May 1998. Mr. Bosel has been a General Partner of Sal. Oppenheim jr. & Cie. KGaA since 1993, specializing in corporate clients/corporate finance.

    HELMUT ZAHN has been a member of the Supervisory Board of DaimlerChrysler AG since May 1998. Mr. Zahn has been a manager of Sal. Oppenheim jr. & Cie. KGaA since 1989.

INFORMATION REGARDING SAL. OPPENHEIM JR. & CIE. KGAA

    Sal. Oppenheim jr. & Cie. KGaA, a limited partnership organized under the laws of the Federal Republic of Germany ("Oppenheim"), is the sole stockholder of DaimlerChrysler AG. Oppenheim engages in a variety of banking and financial services which are grouped in five operating divisions: (i) financial markets,
(ii) asset management, (iii) corporate clients/corporate finance, (iv) private banking, and (v) bank services and risk management. The principle business address of Oppenheim is Unter Sachsenhausen 4, 50667 Cologne, Germany.

INFORMATION REGARDING THE EXECUTIVE OFFICERS AND GENERAL PARTNERS OF SAL.
  OPPENHEIM JR. & CIE. KGAA

    Set forth below is certain information regarding the executive officers and general partners of Oppenheim. Each of the individuals listed below is a citizen of the Federal Republic of Germany and, unless otherwise indicated, the business of each of the individuals listed below is Under Sachsenhausen 4, 50667 Cologne, Germany.

    DETLEF BIERHAUM has been a General Partner of Oppenheim since 1991, specializing in asset management.

    HANS-DETLEF BOSEL has been a General Partner of Oppenheim since 1993, specializing in corporate clients/corporate finance. Mr. Bosel has been a member of the Supervisory Board (AUFSICHTSRAT) of DaimlerChrysler AG since May 1998.

    MATTHIAS GRAF VON KROCKOW has been a General Partner of Oppenheim since 1986, specializing in private banking. Mr. von Krockow has been a member of the Supervisory Board (AUFSICHTSRAT) of DaimlerChrysler AG since May 1998.

    JOHANNES JOSEF MARET has been a General Partner of Oppenheim since 1996, specializing in bank services and risk management. Mr. Maret has been a member of the Management Board (VORSTAND) of DaimlerChrysler AG since May 1998. From 1993 through November 1996, Mr. Maret was a Country Managing Partner of Arthur Andersen Wirtschaftsprufungsgesellschaft Steuerberatungsgesellschaft mbH, an accounting and consulting company, in Cologne, Germany.

    DIETER PFUNDT has been a General Partner of Oppenheim since September 1996, specializing in financial markets. From May 1994 to September 1996, Mr. Pfundt was a member of the Management Board (VORSTAND) of Citibank AG, a banking and financial services company, in Frankfurt am Main, Germany. Mr. Pfundt was an Executive Manager of Citibank AG from April 1993 to May 1994. Mr. Pfundt's principal business address is Bockenheimer Landstrasse 20, 60323 Frankfurt am Main, Germany.

                                 EXHIBIT INDEX

 EXHIBIT
   NO.
---------

(a)(1)     Offering Circular-Prospectus dated September 24, 1998.

(a)(2)     Letter of Transmittal.

(a)(3)     Notice of Guaranteed Delivery.

(a)(4)     Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(5)     Letter to Clients from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

(a)(6)     Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(7)     Certificate of Foreign Status on Form W-8.

(a)(8)     Summary Advertisement as published in THE WALL STREET JOURNAL on September 24, 1998.

(a)(9)     Opinion of Goldman, Sachs & Co. oHG (included as Annex C to the Offering Circular-- Prospectus).

(c)(1)     Amended and Restated Business Combination Agreement, dated as of May 7, 1998, among Daimler-Benz,
           Chrysler and DaimlerChrysler AG (included as Annex A to the Offering Circular--Prospectus).

(d)(1)     Opinion of Skadden, Arps, Slate, Meagher & Flom LLP as to certain tax matters (incorporated herein by reference to Exhibit 8.1 to DaimlerChrysler AG's Registration Statement on Form F-4 (Registration No.
           333-60767)).